Exhibit 99.1

Santiago, September 8, 2009.

GG/109/09

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

RE:	COMMUNICATING MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, Corpbanca hereby informs you of the material event regarding the company, the shares issued by the Bank and their offering that took place at an extraordinary meeting of the Bank’s Board of Directors held September 8, 2009. The Board of Directors unanimously agreed to call an Extraordinary General Shareholders’ Meeting for October 15, 2009 at 10:00 am, to be held at the company’s legal address at Rosario Norte 660, 24th floor, Las Condes, to decide the following matters:

1. Reducing the number of Directors from eleven to nine and increasing the number of Alternate Directors from one to two, and modifying, for that purpose, Article 11 of the By-Laws, as well as granting power to the Chief Executive Officer to request prior authorization from the Superintendency of Banks and Financial Institutions, in conformity with paragraph 2 of No. 4 of article 49 of the General Banking Law.

2. Should point 1 be approved, nine Directors and two Alternate Directors would need to be appointed, and would hold these positions for a period of 3 years from the date of appointment.

3. Authorizing the sale of the Bank’s own shares, equivalent to 2.5% of share capital, amounting to 5,672,732,264 shares, which, in conformity with article 27 C of the Securities Market Law and article 29 of its Regulations, would be offered preferentially to those shareholders registered in the respective shareholders’ registry 5 business days prior to the sale, prorated based on their share participation, for a period of 30 days from the date of publication of this option. Shareholders will also be asked to vote on whether to grant shareholders or their assignees a second preferential option period for those shareholders or assignees that purchase shares during the first preferential offer period and have expressed a desire to purchase any remaining shares not purchased in the initial period by the shareholders or their assignees. In this second period, the shareholder would have the right to purchase their prorated portion of any shares remaining once the initial preferential offer period has ended. This right should be exercised within a 45-day period after the first period expires. The above is independent of whether the Shareholders determine another second preferential option procedure.

4. Authorizing the Board of Directors to set the price of the shares to be sold in the preferential offer periods agreed upon by Shareholders.

5. Amending references in the By-Laws to the applicable articles in the General Banking Law and other legislation and, in particular, modifying the following provisions:

i) Article 15, regarding requirements for approving related party transactions, proposing modifications to match current terms established in article 50 bis of Law 18,046;

ii) Article 12, on Director compensation, proposing to specify that Directors may or may not be compensated;

iii) Article 20, Letter j), which establishes the requirement of informing the Bank’s Board of Directors of all asset purchases or sales made by the Bank, proposing to remove this requirement by revoking the applicable provision.

iv) Articles 25 and 27, regarding matters that should be brought to the attention of shareholders at Extraordinary Shareholders’ Meetings and quorums needed to make decisions, proposing modifications to match standards currently in force;

v) Title VIII, on Dissolution and Liquidation, proposing modifications to match current terms of the standards in the General Banking Law;

vi) Sole Transitory Article, updating and leaving record that all shares are fully subscribed and paid;

6. Agreeing on one sole, modified and systematized text for the by-laws, including any modifications agreed upon by shareholders at this Meeting.

7. Adopting all agreements and granting powers necessary to formalize and legalize the matters contained in the preceding points.

It is hereby stated that for the purpose of calling the Extraordinary General Shareholders’ Meeting, given the nature of the point regarding decreasing the number of directors, this notification has been previously authorized by the Superintendency of Banks and Financial Institutions.

Those shareholders contained in the company’s shareholders’ registry 5 business days before the Extraordinary General Shareholders’ Meeting may participate in this meeting.

In the aforementioned Board of Directors’ meeting, the Chief Executive Officer was authorized to carry out the steps necessary to call this Shareholders’ Meeting.

Sincerely,

Mario Chamorro Carrizo
Chief Executive Officer